EXHIBIT 6

                     [WHG BANCSHARES CORPORATION LETTERHEAD]




                                October 23, 2001


Mr. Gary R. Dowell
1720 Content Lane
Reisterstown, Maryland  21136

Dear Mr. Dowell:

     This letter is to confirm the invitation extended to you by Herbert Davis on Tuesday, October 16, 2001. The purpose of the invitation is to meet with the members of the Board of Directors of WHG Bancshares to be interviewed for a possible board seat.

     The Board members will be available to conduct an interview on Monday, November 19, 2001 at 2:00 p.m., at our main office, prior to the scheduled Board meeting.

     As you know, we have interviewed three other candidates. It is our intention to make a decision by year end.

                                   Sincerely,

                                   /s/ Peggy J. Stewart

                                   Peggy J. Stewart
                                   President

PJS/dir